SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A(1)

Under the Securities Exchange Act of 1934

EXPEDIA, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P105

(CUSIP Number)

Charles Y. Tanabe, Esq. Executive Vice President and General Counsel Liberty Interactive Corporation 12300 Liberty Boulevard Englewood, CO 80112 (720) 875-5400	Andrew J. Nussbaum, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

March 26, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)           Note:  This statement constitutes Amendment No. 5 of the Report on Schedule 13D (the “Schedule 13D”) of the reporting group consisting of Liberty Interactive Corporation (formerly Liberty Media Corporation) and Barry Diller.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Liberty Interactive Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 41,397,606 shares*; see Item 5

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 41,397,606 shares*; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,397,606 shares*; see Item 5

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
30.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) CO

* See Item 6 for a description of certain forward sale arrangements Liberty has entered into with respect to 12,000,000 shares of Common Stock.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None; see Item 5

	8.	Shared Voting Power 41,397,606 shares*; see Item 5

	9.	Sole Dispositive Power None; see Item 5

	10.	Shared Dispositive Power 41,397,606 shares*; see Item 5

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,397,606 shares*; see Item 5

12.

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   ☒
Excludes shares beneficially owned by the executive officers and directors of Liberty and shares beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse.

13.

Percent of Class Represented by Amount in Row (11)
30.5%. Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company. See Item 5.

14.	Type of Reporting Person (See Instructions) IN

* See Item 6 for a description of certain forward sale arrangements Liberty has entered into with respect to 12,000,000 shares of Common Stock.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Statement of

LIBERTY INTERACTIVE CORPORATION

and

BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

EXPEDIA, INC.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.	Purpose of theTransaction

The information contained in Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Liberty has entered into an indicative forward term sheet for a post-paid forward sale contract with respect to 12,000,000 shares of Common Stock as described in Item 6 of this Amendment (the “Forward Sale”).  Liberty determined to enter into the Forward Sale in order to take advantage of market conditions by monetizing a significant portion of its investment in Expedia.

Depending on market conditions and other factors, and subject to any restrictions or limitations described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, the Reporting Persons or their respective subsidiaries may (i) purchase additional shares of Common Stock in the open market or in private transactions or (ii) sell all or some of their shares of Common Stock by public or private sale, gift, pledge or otherwise.

Subject to the foregoing and except as described in Items 5 and 6 or contained in the agreements attached as Exhibits hereto, (i) Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or executive officers have, any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, and (ii) Barry Diller does not have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, except that Mr. Diller may dispose of shares of Common Stock to satisfy the exercise price and tax withholding obligations in connection with the exercise of employee stock options.

The information contained in Items 5 and 6 of this Amendment is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of, and Rows (7) through (10) of the cover pages to, this Amendment is incorporated herein by reference.

(a)-(b)     The members of the Reporting Group beneficially own 28,597,607 shares of Common Stock (assuming the exercise of options to purchase 2,106,960 shares of Common Stock), and 12,799,999 shares of Class

B Common Stock, which shares constitute 23.3% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Assuming the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 30.5% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 62.4% of the voting power of the Company.

Assuming physical settlement of the Forward Sale and the resulting disposition of 12,000,000 shares of Common Stock, the members of the Reporting Group (subject to the assumptions made above) would beneficially own 16,597,607 shares of Common Stock and 12,799,999 shares of Class B Common Stock, which shares would constitute 13.5% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock.  Assuming physical settlement of the Forward Sale and the conversion of all of the Reporting Group’s shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 21.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, assuming physical settlement of the Forward Sale, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 57.6% of the voting power of the Company.

The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership.  The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on January 27, 2012, 120,846,189 shares of Common Stock and 12,799,999 shares of Class B Common Stock, based on the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  Mr. Diller holds an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company’s securities held by Liberty and its affiliates, subject to certain limitations as described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 26, 2012, Liberty entered into an indicative forward sale term sheet (the “term sheet”) for a post-paid forward sale contract with a financial institution (the “Counterparty”) with respect to 12,000,000 shares (the “Number of Shares”) of Common Stock.  Under the term sheet, which is be replaced by a confirmation that will be subject to an ISDA master agreement and the 2006 ISDA Definitions and 2002 ISDA Equity Derivatives Definitions, the trade date is March 26, 2012 and the forward price is $34.316.  The Counterparty effected its initial hedge with respect to the Number of Shares in accordance with the manner of sale requirements of Rule 144 under the Securities Act of 1933, as amended, and certain interpretive guidance of the Staff of the Securities and Exchange Commission.  Under the term sheet, the transaction will settle on a physical settlement basis or, at the election of Liberty, on a cash settlement or net share settlement basis.  Such election is not required to be made until shortly prior to the maturity date.  If physical settlement occurs, Liberty will deliver the Number of Shares to the Counterparty on or about October 8, 2012 (the third trading day following the maturity date) in return for the forward price multiplied by the Number of Shares.  If cash or net share settlement is elected, there will be an unwind period of 20 trading days (subject to extension) beginning on the maturity date, during which an unwind reference price will be determined.  The unwind reference price, which will be the average of the volume weighted average prices of the Common Stock over the unwind period plus a specified amount per share, will be compared to the forward price at the end of the unwind period and (i) if the unwind reference price is lower than the forward price, the Counterparty shall pay Liberty (in cash or in value of shares of Common Stock) the difference multiplied by the Number of Shares, and (ii) if the unwind reference price is higher than the forward price, then Liberty shall pay the Counterparty (in cash or in value of shares of Common Stock) the difference multiplied by the Number of Shares. Liberty has pledged 12,000,000 shares of Common Stock to the Counterparty as collateral to secure its obligations under the forward sale contract, which the Counterparty has the right to rehypothecate.

The information contained in Item 5 of this Amendment is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:   April 2, 2012

LIBERTY INTERACTIVE CORPORATION

By:	/s/ Craig Troyer
Name: Craig Troyer
Title: Vice President

BARRY DILLER

By:	/s/ Barry Diller

INDEX TO EXHIBITS

1.

Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV Π INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV N INC., a Delaware corporation, dated as of August 19, 2005.*

2.	Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.*

3.	Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.*

4.

First Amendment to Governance Agreement, dated as of June 19, 2007, among Expedia, Inc., Liberty Media Corporation and Barry Diller (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2007).*

5.	Amended and Restated Joint Filing Agreement, by and among Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*

6.	Amended and Restated Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Interactive Corporation, a Delaware corporation and Mr. Barry Diller, dated as of December 20, 2011.*

7.	Amended and Restated Stockholders Agreement, by and between Liberty Interactive Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of December 20, 2011.*

8.	Assistant Secretary’s Certificate of Liberty Interactive Corporation.*

* Previously filed